JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

July 19, 2023

Via EDGAR System

Ms. Rebecca Ament Marquigny U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	ETF Opportunities Trust (File Nos. 811-23439 and 333-234544) Preliminary Proxy Statement on Schedule 14A, Filed July 6, 2023

Dear Ms. Marquigny:

ETF Opportunities Trust (the “Company”) filed the above referenced Preliminary Proxy Statement on Schedule 14A on July 6, 2023 (the “Proxy Statement”), on behalf of the American Conservatives Values ETF (the “ETF”). On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff of the Securities and Exchange Commission regarding the Proxy Statement. The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type). Capitalized terms not defined herein have the meanings ascribed to them in the Proxy Statement.

1. Throughout the filing, please rewrite the proposal to make clear that the agreement being proposed is with a new sub-adviser as the prior sub-adviser will be dissolved after the closing of the transaction.

Response: The requested disclosure has been made, by replacing the existing proposal language with the following:

PROPOSAL:      For Fund shareholders to approve a new investment sub-advisory agreement between Ridgeline Research (the Adviser), ETF Opportunities Trust (the Trust), and Vident Advisory (the new Sub-Adviser) as the the former sub-adviser’s business has been assumed by the new Sub-Adviser.

2. In the Shareholder Letter, please add additional disclosures clarifying that the new sub-adviser is already performing the investment advisory services under the interim sub-advisory agreement.

Response: The requested disclosure has been made, by revising the language of the third full paragraph to read as follows (new language is underlined):

On July 14, 2023, Vident Advisory assumed sub-advisory responsibilities on behalf of the Fund, pursuant to an interim sub-advisory agreement that was previously approved by the Board of Trustees. The Board of Trustees of the Trust believes that the Proposal is in the best interest of the Fund and its shareholders and recommends that you vote “FOR” the Proposal. Importantly, approval of the Proposal will not result in any increase in shareholder fees or expenses.

Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

3. Throughout the filing a website link is provided that is inoperable, please fix the hyperlink and supplementally confirm that the hyperlink will easily direct shareholders to the proxy statement.

Response: We confirm that the hyperlink is correct and will direct shareholders to the proxy statement. We also confirm that the link will be active once a definitive proxy statement is complete.

4. In the notice of Special Meeting please make clear for a shareholder that Ridgeline Research is the Fund’s investment adviser.

Response: The requested disclosure has been made, by revising the proposal as described in response to comment one above. The relevant language has been underlined:

PROPOSAL:      For Fund shareholders to approve a new investment sub-advisory agreement between Ridgeline Research (the Adviser), ETF Opportunities Trust (the Trust), and Vident Advisory (the new Sub-Adviser) as the entirety of the former sub-adviser’s business has been assumed by the new Sub-Adviser.

5. In the question and answer section, in response to the question “Why am I not being asked to approve a new investment sub-advisory agreement with VIA?,” a shareholder is informed that VIA is being dissolved. Please increase the prominence of this disclosure.

Response: The requested disclosure has been made more prominent by moving it in the order of questions and answers. The item is now the third question considered where previously it was the sixth question considered.

6. Throughout the filing the Staff notes that there are instances where the new sub-advisory agreement is described as being identical to the prior sub-advisory agreement. Similarly, the Staff noted the disclosure that identified key differences between certain components of the agreements (e.g. the legal entities that are a party, the term). Please reconcile these items throughout the filing.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined and deleted text is lined through):

~~The terms of the New Sub-Advisory Agreement~~ While the proposed Sub-Advisory agreement is with a new legal entity as sub-adviser, VA, the other terms are identical to the Prior Sub-Advisory Agreement ~~except for the term and the fact that the new entity is VA~~.

7. In response to the question “What happens if shareholders do not approve the proposal?” please clarify that the Board’s solicitation of a different proposal may include a new sub-adviser.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined):

If the Fund’s shareholders do not approve the New Sub-Advisory Agreement, then the Board will have to consider other alternatives for the Fund upon the expiration of the Prior Sub-Advisory Agreement and Interim Sub-Advisory Agreement. The Board will take such action as it deems necessary and in the best interests of the Fund and its shareholders, which may include further solicitation of the Fund’s shareholders with respect to the Proposal or solicitation of the approval of a different proposal. In such a scenario the Board would consider other alternatives, such as seeking approval of a replacement sub-advisor or having the Adviser perform the services of the sub-advisor.

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Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

8. In response to the question “Will the Fund pay for this proxy solicitation?” please clarify for shareholders who will pay if the proposal is not approved.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined):

No. VA or its affiliates will pay for the costs of this proxy solicitation, including the printing and mailing of the Proxy Statement and related materials. Under the terms of the Transaction, VA Holdings has agreed to reimburse VA for certain expenses related to obtaining new sub-advisory agreement for the Fund. VA or its affiliates will pay for these costs regardless of whether or not shareholders approve of the proposal.

9. In response to the question “How can I vote my shares?” please disclose the date and time by which shareholder votes must be received in order to be counted.

Response: The requested disclosure has been made, by adding the following language (new language is underlined):

You may vote over the Internet or by telephone until 11:59 p.m. Pacific Time of the day prior to the shareholder meeting or any adjournment thereof. Votes provided through the mail via a completed traditional proxy card must be received one business day prior to the special meeting or any adjournment thereof. A proxy card that has been postmarked prior to the special meeting, but that has not been received one business day prior to the meeting date will not be counted.

10. In the proxy statement in the following disclosure please replace “to obtain shareholder approval” with “to solicit shareholder approval. The Special Meeting will be held to obtain shareholder approval for the following Proposal (the “Proposal”):

Response: We confirm that the above change has been made.

11. In accordance with Item 22(a)(iii) please bold or otherwise highlight the disclosure regarding a shareholders ability to obtain a copy of various regulatory filings.

Response: We confirm that the disclosure required by Item 22(a)(iii) has been bolded.

12. The Staff notes that the potential closing date is on or around June 30, 2023. Please revise the disclosure throughout the filing to state the closing date if such date has passed.

Response: The close of the transaction occurred on July 14, 2023. As a result the language has been updated as necessary to reflect this occurrence. Sample disclosure is provided below.

The Transaction closed on July 14, 2023 (the “Closing Date”).

13. In the proxy statement under the Background section there is disclosure that notes Shareholders will have equal voting rights (i.e., one vote per share). Please include additional disclosure regarding how fractional shares are treated for vote counting purposes.

Response: The requested disclosure has been made, by adding the following language:

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Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

Fractional shares are entitled to proportional voting rights.

14. In the Proxy statement under the heading Proposal: Approval of the New Sub-Advisory Agreement, please make clear those duties which are already being performed by Vident Advisory under the Interim Sub-Advisory Agreement.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined and deleted text is lined through):

As of the Closing Date, VA is ~~will be~~ responsible for trading portfolio securities on behalf of the Fund, including selecting broker-dealers to execute purchase and sale transactions, subject to the supervision of the Adviser and the Board.

15. In the disclosure under the heading Recommendation of the Board of Trustees please revise the language that indicates the Board believes that “VA will provide at least the same level of services” so that it reads in the present tense as VA is managing the assets at the time the proxy statement is delivered to shareholders.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined and deleted text is lined through):

The Board believes that VA is providing at least the same level of services under the Interim Sub-Advisory Agreement and upon shareholder approval of the Proposal, VA (the “Sub-Adviser”) will continue to provide at least the same level of services that its affiliate VIA ~~currently~~ provided the Fund under the Prior Sub-Advisory Agreement.

16. In the disclosure under the heading Recommendation of the Board of Trustees the Staff notes that the disclosure cites a number of factors that were considered by the Board, however the Instruction 1 to Item 22(c)(11) it indicates that the disclosure must also disclose  the conclusions with respect thereto. Please provide in plain English the Board’s conclusion for each material factor considered.

Response: Each factor considered by the Board under the heading Recommendation of the Board of Trustees includes a statement as to the Board’s conclusions with respect to the particular factor, except the factor titled “The extent to which economies of scale would be realized as the Fund grows and whether advisory fee levels reflect these economies of scale for the benefit of the Fund’s investors”. For this factor, the Board’s conclusion has been added in response to comment #19.

17. In the table under the section Sub-Advisory Fees please add the total dollar amount of fees paid to the Sub-Adviser. Please also include the amount and purpose of any material payments by the fund to the sub-adviser or any affiliated person of the sub-adviser during the last fiscal year of the Fund.

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Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

Response: We confirm that the table has been revised to include as a heading the Fee Paid to the Sub-Adviser. We confirm that during the Fund’s last fiscal year there were no material payments made by the Fund to the Sub-Adviser or any affiliate.

18. In the disclosure under the heading Recommendation of the Board of Trustees please rewrite the following sentence in plain English: The Board considered that the sub-advisory fees charged by VA are a function of the resources required to properly manage the Fund based on the frequency of expected trading activity, types of securities, relevant regulations and investment guidelines. It appears one component of this disclosure is a statement that the staff of VIA and VA are the same. If this was a material consideration, please note it as such.

Response: The referenced statements have been rewritten as follows:

The Board also considered that the sub-advisory fee will not change for the Fund under the Interim or New Sub-Advisory Agreement or in any way as a result of the Transaction. Further, as an important part of their considerations, the Board noted that the staff and personnel currently providing services to the Fund will continue to do so pursuant to the New Sub-Advisory Agreement with VA.

The Board considered that the sub-advisory fees charged by VA reflect the resources VA puts into managing the Fund within its investment strategy.

19. In the disclosure related to economies of scale under the heading Recommendation of the Board of Trustees please describe generally what economies of scale means and how it is inapplicable in a unitary fee setting. Please also disclose the parties most impacted by the sub-advisory fee breakpoint schedule.

Response: The requested disclosure has been made, by revising the language as shown below (new language is underlined and deleted text is lined through):

The extent to which economies of scale would be realized as the Fund grow and whether advisory fee levels reflect these economies of scale for the benefit of the Fund’s investors.

The Trustees considered whether there are any potential expense savings to be realized by the Fund and shareholders as the Fund grows, also known as economies of scale. Under the Fund’s unitary fee structure, the Fund’s investment adviser has agreed, at its own expense and without reimbursement from the Fund, to pay all expenses of the Fund, with certain exceptions. The Trustees noted that while the unitary fee structure of the Fund limits shareholder’s exposure to fee increases, the sub-advisory fee paid to VA under the Interim and the New Sub-Advisory Agreements provide for breakpoints in the fees paid to VA as Fund assets increase. The Trustees noted that economies of scale may be realized by the Adviser if assets in the Fund increase. After discussion concerning economies of scale, the Board concluded that it was not anticipated that, under the current fee structure, the Fund would achieve economies of scale for Fund shareholders.

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Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

20. Under the section possible conflicts of interest and other benefits, in order to balance the discussion please include disclosure regarding potential conflicts of interest between shareholders interests and the interests of Vident Advisory. In the alternative, please explain why balancing the discussion is unnecessary.

Response: The following disclosure has been added to the section Possible Conflicts of Interest and Other Benefits:

Vident’s portfolio managers may have potential conflicts of interest in connection with their management of the Fund’s investments and the investments of other Vident accounts managed by the portfolio managers. Vident has policies and procedures designed to prevent this potential conflict from influencing the allocation of investment opportunities. Vident also has procedures in its Code of Ethics to prevent Vident and its personnel from inappropriately benefiting from its relationship with clients, including the Fund.

21. Please revise the following disclosure so that it is clear that expenses would not be borne by the Fund or its shareholders: All expenses associated with the Proposal will be borne by VA or its affiliates and not by the Fund.

Response: The requested change has been made, by revising the language as follows (new language All expenses associated with the Proposal will be borne by VA or its affiliates and not by the Fund or its shareholders.

22. In the following disclosure “In the absence of such direction, however, the persons named in the accompanying proxy card intend to vote “FOR” the Proposal and may vote at their discretion with respect to other matters not now known to the Board that may be presented at the Special Meeting.” please include additional language regarding the different treatment of an abstention and a proxy card with no mark whatsoever.

Response: The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through):

Properly executed proxies will be voted, as you instruct, by the persons named in the accompanying proxy card. If you submit a signed proxy card, but fail to select one of the three options (For, Against, or Abstain) ~~In the absence of such direction, however,~~ the persons named in the accompanying proxy card intend to vote “FOR” the Proposal and may vote at their discretion with respect to other matters not now known to the Board that may be presented at the Special Meeting. Attendance by a shareholder at the Special Meeting does not, in itself, revoke a proxy.

23. In the section under Quorum Required the Staff notes disclosure related to Broker non-votes. As the proxy does not include any non-routine proposal, please consider whether such disclosure is appropriate.

Response: We confirm that the language regarding broker non-votes has been removed.

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Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

July 19, 2023

24. On page twelve of the proxy statement please provide additional language identifying the services provided by Commonwealth Fund Services.

Response: The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through):

Commonwealth Fund Services, Inc., is the Fund’s administrator and is located at 8730 Stony Point Parkway, Suite 205, Richmond, Virginia 23235.

25. On page twelve please remove the page break so that the bolded disclosure regarding the availability of proxy material is shown as a whole.

Response: The requested change has been made.

26. On Schedule A of the investment sub-advisory agreement, we note the mention of a Fund that is not a part of this proxy. Please remove the reference to this other fund or explain the purpose for this disclosure.

Response: The requested change has been made by removing the reference to the other fund.

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If you would like to discuss any of the above responses, you may contact Ryan Charles at (602)877-7926.

Very truly yours,

/s/ John H. Lively

On behalf of Practus, LLP

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